SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

– – – – – – – – – – – –

FORM 11-K

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008

OR

(     ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transaction period from _________________ to ________________

COMMISSION FILE NUMBER: 001-32007

1.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

The NewAlliance Bank 401(k) Plan

2.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

The NewAlliance Bank
401(k) Plan

Financial Statements and
Supplemental Schedule

December 31, 2008

The NewAlliance Bank 401(k) Plan

Table of Contents:

*	Other supplemental schedules required by 29 CFR 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not required or not applicable.

Table of Contents:

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the NewAlliance Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the NewAlliance Bank 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in net assets available for benefits for each of the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut June 26, 2009

Table of Contents:

The NewAlliance Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,

(In thousands)	2008	2007

Assets
Investments:
Cash	$8	$-
Interest bearing deposit	5,614	5,462
Money market mutual funds	3,158	1,222

Total cash and cash equivalents	8,780	6,684

Mutual funds	19,874	29,115
Common collective trust	2,877	2,758
Unitized stock fund	10,455	9,528

Total investments	41,986	48,085

Participant loans	1,125	998
Accrued interest receivable	-	7
Contributions receivable from participants	-	113
Diversification receivable from ESOP	-	6

Total assets	$43,111	$49,209

Liabilities
Distributions payable	$8	$-
Accrued expenses	20	33

Total liabilities	28	33

Net assets available for benefits	$43,083	$49,176

The accompanying notes are an integral part of these financial statements.

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The NewAlliance Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,

(In thousands)	2008	2007	2006

Additions to net assets attributable to:
Investment Income
Interest and dividend income	$878	$2,020	$1,308
Interest income on loans to participants	72	64	44
Net (depreciation) appreciation in
fair value of investments	(8,515)	(4,066)	4,038

Net investment (loss) income	(7,565)	(1,982)	5,390

Contributions:
Participants	3,971	3,981	3,618
Rollovers	62	118	377

Total contributions	4,033	4,099	3,995

Net additions	(3,532)	2,117	9,385

Deductions from net assets attributable to:
Distributions	3,699	3,617	3,141
Administrative and other expenses	170	131	103

Total deductions	3,869	3,748	3,244

Net (decrease) increase	(7,401)	(1,631)	6,141

Diversification transfers into the Plan	52	18	-
Transfer of assets into the Plan	1,256	-	1,188
Net assets available for benefits
Beginning of year	49,176	50,789	43,460

End of year	$43,083	$49,176	$50,789

The accompanying notes are an integral part of these financial statements.

Table of Contents:

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of The NewAlliance Bank 401(k) Plan (the “Plan”) provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of NewAlliance Bank (the “Bank”), a subsidiary of NewAlliance Bancshares Inc., a bank holding company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (’ERISA”).

On April 1, 2004, the Plan’s sponsor, NewAlliance Bank, converted from a state-chartered mutual savings bank to a state-chartered stock savings bank and issued approximately 106 million shares of common stock at $10.00 per share. In connection with the conversion, the Bank registered 1,000,000 shares which were available for purchase by participants using employee contributions through the Plan’s Restricted Unitized Stock Fund. Participants were unable to sell these shares for a period of one year, at which time the restricted units were transferred to the Plan’s Unitized Stock Fund.

Effective April 1, 2004, the Plan name was changed to The NewAlliance Bank 401(k) Plan. Also effective April 1, 2004, the Bank’s matching contributions and any discretionary contributions are made to The NewAlliance Bancshares, Inc. Employee Stock Ownership Plan (“ESOP”) and are no longer made to the Plan.

Plan Administration

The Compensation Committee of the Bank is the Plan Administrator. The Plan’s Trustee and Custodian of Plan assets is Wachovia Bank, N.A., who is responsible for all investment assets and the execution of all investment transactions. USI Consulting Group, Inc. serves as the record keeper for the Plan.

Eligibility/Employee Contributions

An employee who has been employed by the Bank for three months and is at least 20-1/2 years old is eligible to participate in the Plan. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (“IRS”) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants may enter the Plan on the first day of any month following the month in which they meet eligibility requirements.

Employer Matching Contributions

An employee who has been employed by the Bank for one year and is at least 20-1/2 years old is eligible to receive matching contributions beginning the quarter after the one-year anniversary of service. Prior to April 1, 2004, the Bank made matching and discretionary contributions to the Plan in the form of cash. Effective April 1, 2004, matching and discretionary contributions ceased to be made to the Plan and instead are made to the ESOP in the form of common shares of the Company. For Plan years 2008 and 2007 the annual uniform matching contribution made to the ESOP is equal to 50% of a participant’s pre-tax contribution to the Plan, with a maximum of 3% of such participant’s total annual compensation. Beginning January 1, 2009 the annual uniform matching contribution made to the ESOP is equal to $1.00 for each $1.00 of a participants contribution up to 3% of a participants compensation, plus an additional matching contribution of $0.50 for each $1.00 contribution that exceed 3% of the participants compensation up to and including 5% of a participants compensation.

Table of Contents:

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant account is credited with participant contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance. Participants may direct the investment of their accounts into one of several investment options as discussed in Note 2.

In accordance with the Pension Protection Act of 2006, Plan participants are allowed to diversify their ESOP Plan assets by transferring those assets into their individual 401(k) accounts utilizing the investment options available in the Plan. For the years ended December 31, 2008 and 2007 diversification transfers into the plan amounted to $51,780 and $17,901 respectively.

Vesting

Under the Plan, a participant is fully vested at all times with respect to participant contributions. Matching and discretionary contributions made through the 401(k) plan ceased on April 1, 2004. Participants participating in the Plan prior to this date become 25% vested after 2 years, 50% vested after 3 years, 75% vested after 4 years, and 100% vested after 5 years in matching contributions noted. Discretionary contributions made prior to April 1, 2004 were considered fully vested for all participating participants. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw amounts from their account if they are over 59-1/2 years old and (i) their account has accumulated for at least 2 years or (ii) they have been a participant in the Plan for at least 5 years. In addition, a participant may apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, participants with balances less than $1,000 in their 401(k) account will automatically be paid as a lump-sum payment unless a roll-over distribution is elected. If the 401(k) Plan account is between $1,000 and $5,000, a rollover to a newly established NewAlliance Bank IRA will automatically occur unless the participant expressly elects to rollover their funds to an account other than at NewAlliance Bank or receive a lump sum payment. If the 401(k) Plan account balance exceeds $5,000 a participant is not required to receive a distribution of Plan benefits until April 1 of the year following attainment of age 70 ½. At December 31, 2008 and 2007, payments totaling $0 and $114,790 respectively, were due to participants who withdrew from the plan.

Forfeitures

Forfeitures relate to matching contributions made prior to April 1, 2004, and also result from participants that terminate employment prior to becoming fully vested. The forfeiture reserve balance of $60,254 and $26,484 at December 31, 2008 and 2007, respectively, is included in the Pioneer Cash Reserve Account. As amended, the forfeiture reserve is available to reduce Bank matching contributions, reduce Bank discretionary profit sharing contributions or pay expenses of Plan administration. For the year ended December 31, 2008, $7,743 of the forfeiture reserve balance was used for Plan expenses. The forfeiture reserve balance was not used in the year ended December 31, 2007.

Table of Contents:

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Loans to Participants

Participants may make an application to the Plan administrator for a maximum of two outstanding loans at any one time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000. The loans are collateralized by the participant’s vested account balance and generally bear a fixed interest rate based on the current prime interest rate as of the loan origination date. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document.

Plan Amendments

The Plan was amended effective January 1, 2006 to comply with final regulations under IRS Code Sections 401(k) and 401(m). The Plan adopted an amendment which became effective January 1, 2007 to recognize prior hours, years of service and years of vesting service for former employees and current employees of Westbank employed on or after the acquisition date of Westbank. The Plan adopted an amendment which became effective November 1, 2008 to merge the Westbank 401(k) Retirement Plan into this Plan and to recognize prior service under the Westbank Plan to be treated as service with NewAlliance Bank. The Plan adopted an amendment to allow forfeitures in the Plan to be used to pay Plan expenses. On October 1, 2008 the Plan adopted an amendment to be effective January 1, 2009, to provide for a safe harbor plan design which will eliminate certain nondiscrimination testing requirements.

Plan Mergers

The 401(k) plan of the former Westbank (“Westbank Plan”) was merged into the Plan on November 7, 2008. The Westbank Plan had assets of approximately $1,256,000 at the time of the merger. The 401(k) plan of the former Cornerstone Bank (“Cornerstone Plan”) was merged into the Plan effective November 1, 2006. The Cornerstone Plan had assets of approximately $1,188,000 at the time of the merger. At the time of the mergers, participants could select investment options available to the Plan as of their respective merger date.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).

Investments and Income Recognition

Investments are recorded at fair value as determined using prices as discussed in Note 3. The certificate of deposit, as explained below, is stated at principal plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Participant loans are recorded at cost, which approximates fair value.

Investment options available to participants include a NewAlliance Bank Certificate of Deposit Fund, which includes the NewAlliance Certificate of Deposit and the Burnham US Government Money Market Fund, and the NewAlliance Unitized Stock Fund, both of which are related parties

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

as discussed in Note 6. The certificate of deposit interest rate is adjusted monthly on the first day of each month. For the years ended December 31, 2008 and 2007, the average rate on the certificate of deposit was 2.68% and 4.91%, respectively.

The remaining investment options include the AIM Real Estate Fund, Columbia Money Market Fund, Morley Stable Value Fund, Federated Intermediate Corp. Bond Inst. Svc. Fund, Franklin Templeton Conservative Target Fund, American Funds Europacific Growth Fund, Vanguard Index 500 Fund, Van Kampen Mid Cap Growth Fund, JP Morgan Small Cap Equity Fund, and Goldman Sachs Mid Cap Value Fund. Contributions are invested through Wachovia Bank, N.A., a related party as discussed in Note 6.

Administrative Expenses

The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Expenses paid by the Plan consist of administrative and distribution fees. Loan processing fees are charged to participant accounts. The Plan, at the direction of the Bank, paid all administrative expenses in 2008. Administrative expenses of $6,826, and $20,203 were paid by the Bank on behalf of the Plan for the years ended December 31, 2007, and 2006, respectively.

Benefit Payments
Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassification
Prior years’ financial statements have been reclassified to conform to changes in the current financial statement presentation.

3.	Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements, the fair value estimates are measured within the fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Table of Contents:

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument. Participant loans are valued at amortized cost, which approximates fair value.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Plan.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine the fair value:

		Quoted Prices
		in Active
		Markets for	Significant	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
(In thousands)	Total	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$19,874	$19,874	$-	$-
Common collective trust	2,877	-	2,877	-
NewAlliance Bancshares, Inc.
Unitized Stock Fund	10,455	-	10,455	-
Participant loans	1,125	-	-	1,125

The following table details assets measured at fair value on a recurring basis at December 31, 2008 for which the Company utilized Level 3 inputs to determine fair value:

Balance, beginning of year	$998
Transfers in	-
Loans acquired	32
Advances, payments, and forfeitures, net	95

Balance, end of year	$1,125

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

4.	Investments
As of December 31, 2008 and 2007, the fair values of individual investments that represented 5% or more of the Plan’s total net assets were:

		December 31,

(In thousands)		2008	2007

*	NewAlliance Bancshares, Inc. Unitized Stock Fund	$10,455	$9,528
	Vanguard Index 500	8,631	13,882
*	NewAlliance Bank Certificate of Deposit	5,614	5,462
	Franklin Templeton Conservative	3,588	-
	Morley Stable Value Fund	2,877	2,758
	American Funds Europacific Growth Fund	2,234	4,070
	Oppenheimer Quest Balanced Value Fund	-	3,437
	Oppenheimer Main Street Opportunity A	-	2,761

*	Indicates party-in-interest

For the year ended December 31, 2008, there was net (depreciation) appreciation in the fair value of investments of $1.6 million related to equity investments, $97,000 related to common collective trust funds, and $(10.2 million) related to investments in mutual funds. For the year ended December 31, 2007, there was net (depreciation) appreciation in the fair value of investments of $(3.8 million) related to equity investments, $102,000 related to common collective trust funds, and $(402,000) related to investments in mutual funds. For the year ended December 31, 2006, there was net appreciation in the fair value of investments of $1.6 million related to equity investments, $107,654 related to common collective trust funds, and $2.3 million related to investments in mutual funds.

5.	Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements for the Form 5500 as of December 31:

(In thousands)	2008	2007

Net assets available for benefits per the financial statements	$43,083	$49,176
Amounts allocated to withdrawn participants	-	(115)

Net assets available for benefits per Form 5500	$43,083	$49,061

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31:

(In thousands)	2008	2007	2006

Benefits paid to the participants per the financial statements	$3,699	$3,617	$3,141
Forgiven loan principal	(84)	(61)	(41)
Net distributions paid to participants	(115)	(353)	-
Return of prior year excess contributions	(26)	-	-
Amounts allocated to withdrawn participants	-	115	353

Benefits paid to the participants per Form 5500	$3,474	$3,318	$3,453

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The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

6.	Transactions with Related Parties

Investment product review and recommendations are provided by USI Securities, Inc. USI Securities, Inc. is a related party to USI Consulting Group, Inc., the record keeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions. An investment option available in the Plan is the NewAlliance Bank Certificate of Deposit Fund, which includes a certificate of deposit issued by NewAlliance Bank, the Plan sponsor. The NewAlliance Bancshares, Inc. Unitized Stock Fund includes shares of common stock issued by the Company. Wachovia Bank N.A. is the Trustee as defined by the Plan and, therefore, transactions with Wachovia Bank N.A. qualify as party-in-interest transactions. The Plan’s Custodian invests certain funds at the Bank and administers participant directed investments in various investment options as designated by the participants. The Bank controls and manages the operation and administration of the Plan. No officers or employees of the Bank receive compensation from the Plan. Participant loans also qualify as party-in-interest transactions.

7.	Federal Income Tax Status

The Plan obtained its latest determination letter, dated October 17, 2002, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) through amendments dated February 26, 2002. The Plan has been amended since February 26, 2002, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

8.	Plan Termination
The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. As of December 31, 2008 the Plan had not expressed an intention to terminate and the Bank expects to continue the Plan indefinitely.

9.	Risks and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits. The certificate of deposit held by the Plan exceeds federally insured limits. The Plan has not experienced any losses from this investment.

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The NewAlliance Bank 401(k) Plan
EIN 06-0469580 Plan 002

Form 5500, Schedule H, Part IV, Item 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2008

	(b) Identity of Issue,	(c) Description of Investment (Including
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	(d)	(e) Current
(a)	Similar Party	Par or Maturity Value)	Cost	Value

				(In thousands)
*	Wachovia Bank, N.A.	Noninterest bearing cash held in Trust account	**	$8

*	NewAlliance Bank	Certificate of deposit: interest rate 2.68%,	**	5,614
		no stated maturity, rate adjusted periodically

		Money market mutual funds
	Excelsior	Columbia Money Market Fund	**	1,998
	Pioneer	Pioneer Cash Reserve	**	60
	Burnham	Burnham U. S. Treasury Money Market	**	1,100

		Mutual funds
	Federated	Federated Intermediate Income Trust	**	1,893
	Franklin/Templeton	Franklin Templeton Conservative Target	**	3,588
	AIM	AIM Real Estate Fund	**	410
	American Funds	American Funds Europacific Growth Fund	**	2,234
	Vanguard	Vanguard Index 500	**	8,631
	Van Kampen	Van Kampen Mid Cap Growth	**	1,071
	Goldman Sachs	Goldman Sachs Mid Cap Value	**	1,218
	JP Morgan	JP Morgan Small Capital Equity	**	829

		Common collective trust
	Union Bond & Trust Company	Morley Capital Stable Value II	**	2,877

		Equity
*	NewAlliance Bancshares, Inc.	Unitized Stock Fund	**	10,455

*	Various plan participants	Participant loans, various terms collateralized by vested	-	1,125
		account balance, interest ranging from 4.00% to

		Total		$43,111

*	Indicates party-in-interest
**	Cost information is not required for participant - directed funds.